DLA Piper Rudnick Gray Cary US LLP 6225 Smith Avenue Baltimore, Maryland 21209-3600 T 410.580.3000 F 410.580.3001 W www.dlapiper.com

Jason C. Harmon jason.harmon@dlapiper.com T 410.580.4170 F 410.580.3170
October 28, 2005
VIA FACSIMILE (202) 772-9210 AND UPS NEXT DAY AIR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:      Adam Halper

Re:	Visual Networks, Inc. Revised Preliminary Schedule 14A Filed on September 8, 2005 File No. 0-23699
Ladies and Gentlemen:
     This letter is submitted on behalf of Visual Networks, Inc. (“Visual Networks”) in response to additional comments raised by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter from Mark P. Shuman dated September 30, 2005 to Lawrence Barker, Visual Networks’ President and Chief Executive Officer. The responses to the Staff’s comments are set forth below, with each paragraph numbered to correspond to the numbered comments set forth in the letter. For your convenience, your comments have been reproduced in bold below, together with the responses of Visual Networks.
Schedule 14A, as amended on September 23, 2005
Proposal to Be Voted On at the Special Meeting
Approval of the Issuance of the Shares upon Conversion of the Notes, page 3
1.	We note your response to comment 4 of our letter dated September 16, 2005. While we acknowledge that you are seeking shareholder approval for the issuance of common stock, you have not provided us with your analysis as to why financial

Securities and Exchange Commission
October 28, 2005

information is not material to investors. The August 8, 2005 financing arrangement represents significant debt for the company and the effect of the exchange of debt for equity on the company’s balance sheet would appear to be material to shareholders voting on the proposal. Moreover, it appears that failure to obtain approval for the stock issuance could result in default on the notes, which could ultimately lead to an accelerated maturity date or a creditor’s levy on all of your assets. Please provide additional analysis to support your assertion that the information responsive to Item 13(a) of Schedule 14A is not material for a stockholder’s exercise of prudent judgment or revise your proxy statement accordingly.
Response: Visual Networks is filing today a revised Preliminary Schedule 14A. Visual Networks has revised the Preliminary Schedule 14A to include financial information responsive to Item 13(a) of Schedule 14A.
Principal Stockholders
Incorporation by Reference
2.	We note your statement on page 4 that you “will provide a copy of the documents we incorporated by reference” to persons receiving the prospectus. Note D to the Schedule 14A permits incorporation by reference only in the manner and to the extent specifically permitted under the relevant item. Item 11 relating to the authorization or issuance of securities does not provide for incorporation of agreements in a Form S-3. Please tell us the basis for your belief that you can refer stockholders to the Form S-3 in this manner rather than providing the information in the proxy materials.

Response: Visual Networks believes that the current description of the transaction provides all of the material information necessary for a stockholder to make an informed decision and contains a description of all the material terms of all of the transaction documents. However, due to the complexity of the terms of the senior secured convertible notes, Visual Networks has attached the form of senior secured convertible note as an annex to the Preliminary Schedule 14A. Visual Networks is filing today a revised Preliminary Schedule 14A which includes as an annex the form of senior secured convertible note and believes that no other documents are required for an investor’s understanding of the proposals to be voted on at the meeting.

Securities and Exchange Commission
October 28, 2005

     Thank you very much for your attention to this matter. We hope that our responses to your comments address the issues raised in your letter and would be happy to discuss with you any remaining questions or concerns you may have. Please contact me at (410) 580-4170 should you have any questions concerning this letter or require further information.
Sincerely,
/s/ Jason C. Harmon
Jason C. Harmon